UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Amendment No. 14

ALLERGAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018490102

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

with a copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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1	Name of reporting person Pershing Square Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power NONE
	8	Shared voting power 26,635,978
	9	Sole dispositive power NONE
	10	Shared dispositive power 26,635,978
11	Aggregate amount beneficially owned by each person 26,635,978
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[1]
14	Type of reporting person IA

[1]	Calculated based on 297,898,630 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of October 31, 2014, as reported in Allergan, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 4, 2014.

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1	Name of reporting person PS Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power NONE
	8	Shared voting power 26,635,978
	9	Sole dispositive power NONE
	10	Shared dispositive power 26,635,978
11	Aggregate amount beneficially owned by each person 26,635,978
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[2]
14	Type of reporting person OO

[2]	Calculated based on 297,898,630 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of October 31, 2014, as reported in Allergan, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 4, 2014.

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1	Name of reporting person William A. Ackman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power NONE
	8	Shared voting power 26,635,978
	9	Sole dispositive power NONE
	10	Shared dispositive power 26,635,978
11	Aggregate amount beneficially owned by each person 26,635,978
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[3]
14	Type of reporting person IN

[3]	Calculated based on 297,898,630 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of October 31, 2014, as reported in Allergan, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 4, 2014.

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Item 1.	Security and Issuer

This amendment No. 14 to Schedule 13D (this “Amendment No. 14”), which amends and supplements the statement on Schedule 13D filed on April 21, 2014 (the “Original 13D”), as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on May 2, 2014, amendment No. 2 (“Amendment No. 2”), filed on May 5, 2014, amendment No. 3 (“Amendment No. 3”), filed on May 12, 2014, amendment No. 4 (“Amendment No. 4”), filed on May 19, 2014, amendment No. 5 (“Amendment No. 5”), filed on May 21, 2014, amendment No. 6 (“Amendment No. 6”), filed on June 2, 2014, amendment No. 7 (“Amendment No. 7”), filed on June 13, 2014, amendment No. 8 (“Amendment No. 8”), filed on June 30, 2014, amendment No. 9 (“Amendment No. 9”), filed on July 17, 2014, amendment No. 10 (“Amendment No. 10”), filed on August 6, 2014, amendment No. 11 (“Amendment No. 11”), filed on September 9, 2014, amendment No. 12 (“Amendment No. 12”), filed on September 23, 2014, and amendment No. 13 (“Amendment No. 13”), filed on November 7, 2014 (the Original 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, and this Amendment No. 14, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2525 Dupont Drive, Irvine, California, 92612.

Capitalized terms not defined in this Amendment No. 14 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 18, 2014, Pershing Square filed a Form RW with the Securities and Exchange Commission (the “SEC”) withdrawing its previously filed Definitive Proxy Statement and suspended all solicitation efforts with respect to the December 18 special meeting of Allergan shareholders.

On November 20, 2014, Valeant, Valeant USA, PS Fund 1 and Pershing Square entered into an agreement (the “November 20 Agreement”) amending their letter agreement dated February 25, 2014. On November 19, 2014 and November 20, 2014, PS Fund 1 sold 2,242,560 shares of Common Stock allocated to Valeant USA under the amended and restated limited liability company agreement of PS Fund 1, dated as of April 3, 2014. As a result of the allocations required by the November 20 Agreement, Valeant USA is no longer be a member of PS Fund 1 and Valeant, Valeant USA and their affiliates will have no further interest in PS Fund 1, except for the right to receive payments required by the November 20 Agreement.

The November 20 Agreement is filed as Exhibit 99.40 and is incorporated by reference into this Item 4 as if restated in full herein. The foregoing description of the November 20 Agreement is qualified in its entirety by reference to the November 20 Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2014, there were 297,898,630 shares of Common Stock issued and outstanding as of October 31, 2014.

Between November 19, 2014 and November 20, 2014, PS Fund 1 sold the 2,242,560 shares of Common Stock. Based on the foregoing, as of November 20, 2014, the 26,635,978 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 8.9% of the shares of Common Stock issued and outstanding.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.41, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of PS Fund 1. Except as set forth in Exhibit 99.41 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosure contained in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.40	Agreement, dated November 20, 2014, between Pershing Square Capital Management, L.P., PS Fund 1, LLC, Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International.

Exhibit 99.41	Trading data

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2014	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

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EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.*

Exhibit 99.5	Letter to Michael R. Gallagher from Pershing Square Capital Management, L.P., dated as of May 5, 2014.*

Exhibit 99.7	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of May 19, 2014.*

Exhibit 99.8	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of May 21, 2014.*

Exhibit 99.9	Letter Agreement, dated as of May 30, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.10	Press Release, dated June 13, 2014.*

Exhibit 99.11	Press Release, dated June 27, 2014.*

Exhibit 99.12	Stipulation and Order Regarding Application of Allergan Rights Plan and Dismissal Without Prejudice, dated June 28, 2014.*

Exhibit 99.13	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of July 16, 2014.*

Exhibit 99.14	Form of Share Call Option Master Confirmation and Form of Amendment to Share Call Option Master Confirmation.*

Exhibit 99.15	Form of Share Forward Master Confirmation.*

Exhibit 99.16	Letter Agreement, executed July 15, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals, Inc.*

Exhibit 99.17	Share Call Option Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of February 27, 2014, and Amendment to Share Call Option Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 17, 2014.*

Exhibit 99.18	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 3, 2014.*

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Exhibit 99.19	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 6, 2014.*

Exhibit 99.20	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 11, 2014.*

Exhibit 99.21	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 14, 2014.*

Exhibit 99.22	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 19, 2014.*

Exhibit 99.23	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 24, 2014.*

Exhibit 99.24	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 27, 2014.*

Exhibit 99.25	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 1, 2014.*

Exhibit 99.26	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 4, 2014.*

Exhibit 99.27	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 8, 2014.*

Exhibit 99.28	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 11, 2014.*

Exhibit 99.29	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 14, 2014.*

Exhibit 99.30	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 15, 2014.*

Exhibit 99.31	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 16, 2014.*

Exhibit 99.32	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 17, 2014.*

Exhibit 99.33	Share Forward Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 21, 2014.*

Exhibit 99.34	Share Forward Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 21, 2014.*

Exhibit 99.35	Guarantee, by and among Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. and Nomura International plc, dated as of April 17, 2014.*

Exhibit 99.36	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of February 9, 2014, and Amended and Restated Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of February 20, 2014.*

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Exhibit 99.37	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of September 9, 2014.*

Exhibit 99.38	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of September 23, 2014.*

Exhibit 99.39	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of November 7, 2014.*

Exhibit 99.40	Agreement, dated November 20, 2014, between Pershing Square Capital Management, L.P., PS Fund 1, LLC, Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International.

Exhibit 99.41	Trading data.

*	Previously Filed